Consent of Independent Registered Public Accounting Firm

The Board of Directors of The Dreyfus/Laurel Funds, Inc. and

The Board of Directors of Dreyfus BNY Mellon Funds, Inc.:

We consent to the use of our reports, dated October 30, 2014, with respect to the financial statements of Dreyfus Core Equity Fund and Dreyfus Floating Rate Income Fund, each a series of The Dreyfus/Laurel Funds, Inc., as of August 31, 2014, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information.

We also consent to use of our report dated January 21, 2014, with respect to the statement of assets and liabilities (in organization) of Dreyfus Global Emerging Markets Fund, a series of Dreyfus BNY Mellon Funds, Inc., as of January 15, 2014, included in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York

December 22, 2014